September 9, 2025

VIA U.S. Mail and E-mail

Melody Anne Troncoso
C/O 1370 S. Main Rd. PMB 139
Vineland, NJ 08360

Re:    Melody Anne Troncoso
       File No. 811-24085

Dear Ms. Troncoso:

       On May 6, 2025 you filed a Form N-8A, registering an investment company under the
Investment Company Act of 1940.

        We believe that this filing is materially deficient. Consequently, we believe you should either deregister the investment company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A.

       As a result of these deficiencies, you should not deem yourself a
registered    investment
company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.



                                                    Sincerely,

                                                    Disclosure Review and
Accounting Office